UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces signing of strategic partnership in the renewable energy segment in Brazil

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Rio de Janeiro, December 16, 2025 – Petróleo Brasileiro S.A. – Petrobras announces that it has entered into an agreement to form a strategic partnership in the onshore renewable energy segment through the acquisition of 49.99% of Lightsource bp's subsidiaries in Brazil. The partnership will be structured as a joint venture, with shared management between Petrobras and Lightsource BP.

This joint venture aims to develop profitable renewable energy projects and increase the presence of Petrobras and Lightsource bp among the main players in the Brazilian renewable energy sector.

Lightsource bp, a bp group company, will contribute to the joint venture with its pipeline, which includes 1-1.5 GW of projects in more advanced stages of development, as well as other less mature projects in Brazil, together with the Milagres solar park in Abaiara, in Ceará, which has been in operation since 2023 with 212 MWp (megawatt) of installed capacity – one of the largest in the state.

Through this initiative, Petrobras takes a significant and strategic step into the solar power generation segment, expanding its presence in the renewable energy market in Brazil. Petrobras’ entry into this segment reinforces the company’s commitment to diversifying its portfolio and building a more sustainable future, in line with its Business Plan 2026-2030.

The closing of the deal is subject to the applicable approvals, including those from the competent regulatory bodies.

It is important to note that, at this stage, the transaction value is not materially significant for Petrobras.

About Lightsource bp

Lightsource bp is a leader in the development, construction and operation of large-scale onshore renewable energy and energy storage projects. Operating in three global regions, with 11.9 GW developed and a global development pipeline exceeding 55 GW, the company is focused on advancing the energy transition, creating value for its people, partners, and the planet. Leveraging its broad expertise, Lightsource bp delivers integrated renewable energy solutions with security throughout the development chain, from initial site selection, financing, and licensing, to engineering and construction management, to operations. The company offers flexible, hybrid, and demand-driven renewable energy and energy storage assets. Lightsource bp is a bp company.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer